UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TBS International plc

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G8657Q104

(CUSIP Number)

Joseph E. Royce

612 East Grassy Sprain Road

Yonkers, NY 10710

(914) 961-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8657Q104

1.	Names of Reporting Persons Joseph E. Royce

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,197,630 (19.1%) (1)

	8.	Shared Voting Power 4,778,958 (17.6%) (1)(2)

	9.	Sole Dispositive Power 5,197,630 (19.1%) (1)

	10.	Shared Dispositive Power 4,778,958 (17.6%) (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,976,588

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.7% (1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G8657Q104

1.	Names of Reporting Persons Elaine M. Royce

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (0%)

	8.	Shared Voting Power 4,778,958 (21.4%) (3)

	9.	Sole Dispositive Power 0 (0%)

	10.	Shared Dispositive Power 4,778,958 (21.4%) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,958

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5% (3)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares of TBS International plc (the “Issuer”).  The principal executive offices of the Issuer are located at Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland.

Item 2.	Identity and Background

(a)  The persons filing this Schedule 13D are Joseph E. Royce (“Mr. Royce”) and Elaine M. Royce (collectively, the “Filing Persons”).

(b)  The address of Joseph E. Royce is 612 East Grassy Sprain Road, Yonkers, NY 10710.  The address of Elaine M. Royce is 52 Old Orchard Lane, Scarsdale, NY 10583.

(c)  Joseph E. Royce is principally employed as President, Chief Executive Officer and Chairman of the Board of TBS International plc, the principal business of which is deep sea foreign transportation of freight and the principal executive offices of which are located at Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland.

(d)  During the last five years, neither of the Filing Persons has been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors).

(e)  During the last five years, neither of the filing persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Filing Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In making the purchases, the Filing Persons used personal funds and $7.58 million in funds borrowed from Fiduciary Trust for the purpose of investing in the Issuer’s securities.  The borrowed funds are secured by assets other than the Issuer’s securities.

Item 4.	Purpose of Transaction

The Filing Persons made the purchases pursuant to an Investment Agreement entered in connection with amendments to the Issuer’s credit facilities.

In January 2011, the Issuer amended its credit facilities (the “Amendments”) with its lenders (the “Lenders”).  As a condition to the Lenders’ willingness to agree to the Amendments, the Lenders required Mr. Royce to agree to provide up to $7.58 million of new equity.  Consequently, on January 25, 2011, the Issuer executed an investment agreement (the “Investment Agreement”) with Mr. Royce for the private placement, pursuant to Section 4(2) of the Securities Act, of Series B Preference Shares of the Issuer.

The following is a summary of the principal obligations of the Issuer and Mr. Royce under the Investment Agreement:

•                  on January 28, 2011, the Issuer sold, and Mr. Royce purchased, 22,747 Series B Preference Shares (the “January 28 Shares”) of the Issuer at a price of $100 per share;

•                  the Issuer has agreed to conduct a rights offering (the “Rights Offering”) pursuant to which the Issuer’s ordinary shareholders will be entitled to receive subscription rights for the purchase of Series A Preference Shares with the same terms and conditions as the Series B Preference Shares issued to Mr. Royce;

•                  if, prior to the closing of the Rights Offering, the Issuer’s board of directors determines, in its good faith judgment, that the Issuer needs additional liquidity, the board of directors may require Mr. Royce to contribute up to an aggregate additional $5.31 million to the Issuer in exchange for additional Series B Preference Shares at a price of $100 per share; and

•                  the Issuer has agreed to sell, and Mr. Royce has agreed to purchase, 53,079 Series B Preference Shares at a price of $100 per share; provided that this commitment to purchase additional Series B Preference Shares will be reduced by 75.8258% of the number of Series A Preference Shares issued in connection with the Rights Offering and share for share by the number of Series B Preference Shares Mr. Royce acquires as a result of any liquidity calls by the Issuer’s board of directors.

The January 28 Shares currently are convertible into Series B Preference Shares of the Issuer at a rate of 25.0 Class B ordinary shares for each January 28 Share.  If the January 28 Shares remain outstanding, the applicable conversion rate will change as follows: 25.6333-for-1 beginning June 30, 2011; 26.4023-for-1 beginning December 31, 2011; 27.1944-for-1 beginning June 30, 2012; 28.0102-for-1 beginning December 31, 2012; 28.8505-for-1 beginning June 30, 2013; 29.7161-for-1 beginning December 31, 2013; 30.6075-for-1 beginning June 30, 2014; and 31.5258-for-1 beginning December 31, 2014.

The description contained in this Item 4 of the transactions contemplated by the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The Issuer may, in the ordinary course of business, issue equity securities to Mr. Royce from time to time in connection with his employment by the Issuer.

Item 5.	Interest in Securities of the Issuer

(a), (b)  Joseph E. Royce has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 5,197,630 Class A ordinary shares of the Issuer (including 4,312,545 Class A ordinary shares issuable upon the conversion of Class B ordinary shares and 568,675 Class A ordinary shares issuable upon the conversion of Series B Preference Shares), representing approximately 19.1% of the shares of the Issuer.  Mr. Royce has shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 4,778,958 Class A ordinary shares of the Issuer (including 4,162,544 Class A ordinary shares issuable upon the conversion of Class B ordinary shares), representing approximately 17.6% of the shares of the Issuer.

Elaine M. Royce has shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 4,778,958 Class A ordinary shares of the Issuer (including 4,162,544 Class A ordinary shares issuable upon the conversion of Class B ordinary shares), representing approximately 21.5% of the shares of the Issuer.

(c)  Except as provided in Item 4, which is hereby incorporated by reference in this Item 5, none of the Filing Persons has effected any transaction in the securities of the Issuer during the past 60 days.

The information provided in Item 2 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided in Item 4 is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits
A. Joint Filing Agreement, dated February 1, 2011, between the Filing Persons.

B.  Investment Agreement, by and among TBS International plc, Joseph Royce, Gregg McNelis and Lawrence Blatte.

Footnotes:

(1)  Percentage calculated based on 18,117,021 Class A ordinary shares outstanding and assuming conversion of all 8,475,089 Class B ordinary shares and all 22,747 Series B Preference Shares beneficially owned by the Filing Person.

(2)  Includes the following shares over which the filing person disclaims beneficial ownership:  616,414 Class A ordinary shares beneficially owned, directly or indirectly, by the filing person’s spouse, Elaine M. Royce, and 4,162,544 Class B ordinary shares convertible into Class A ordinary shares and beneficially owned, directly or indirectly, by the filing person’s spouse.

(3)  Percentage calculated based on 18,117,021 Class A ordinary shares outstanding and assuming conversion of all 4,162,544 Class B ordinary shares beneficially owned by the Filing Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2011
Date

/s/ Tara DeMakes
Signature
Tara DeMakes, as attorney-in-fact for Joseph E. Royce
Name/Title

/s/ Tara DeMakes
Signature
Tara DeMakes, as attorney-in-fact for Elaine M. Royce
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

A.  Joint Filing Agreement, dated February 1, 2011, between the Filing Persons.

B.  Investment Agreement, by and among TBS International plc, Joseph Royce, Gregg McNelis and Lawrence Blatte. (Incorporated herein by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed on January 31, 2011).

JOINT FILING AGREEMENT

February 1, 2011

1.             Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities of TBS International plc (the “Company”) held by each of them.  Each of the undersigned shall be responsible for the accuracy and completeness of the information concerning himself or herself therein, and shall not be responsible for the accuracy and completeness of the information concerning any other person, unless such of the undersigned knows or has reason to know that such information is inaccurate.

2.             So long as this agreement is in effect, each of the undersigned shall provide notice to the other party to this agreement of (i) any of his or her purchases or sales of securities of the Company; (ii) any securities of the Company over which he or she acquires or disposes of beneficial ownership, and (iii) any other matter giving rise to the need to amend any item of the Schedule 13D relating to such other party.  Notice shall be given as promptly as practicable, but not later than two business days following each such transaction.

3.             Except as provided in paragraph 4, nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.  Nothing herein shall restrict any party’s right to sell or convert securities of the Company, as he or she deems appropriate, in his or her sole discretion.

4.             Each of the undersigned hereby appoints the other party to this agreement and Tara DeMakes, and each of them, with full power of substitution and resubstitution, to be such person’s true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D and any amendments thereto and any related agreement or documentation which may be required or advisable to be executed or filed as a result of the undersigned’s beneficial ownership of securities of the Company.  The authority of such persons under this power of attorney shall continue with respect to the undersigned in perpetuity unless revoked earlier in writing.  Such attorneys-in-fact shall be responsible for making any necessary amendments to such Schedule 13D and shall use their reasonable best efforts to submit drafts of such filings to the undersigned for review and comment as soon as reasonably practicable prior to the filing of any such amendment.

5.             This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, which may be sufficiently evidenced by one counterpart.

6.             This Agreement shall be governed by and construed by and enforced in accordance with the laws of the State of New York applicable to contracts to be performed in such state without giving effect to the principles of conflict of laws thereof or of any other jurisdiction.

7.             Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the undersigned have duly executed this Joint Filing Agreement as of the date first above written.

JOSEPH E. ROYCE

By:	/s/ Joseph E. Royce
Name: Joseph E. Royce

ELAINE M. ROYCE

By:	/s/ Elaine M. Royce
Name: Elaine M. Royce

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